ASML

Double
Patterning
MC Escher

ISS, 2007 / Slide 1

Shrink, an expanding
(litho) market

 Martin van den Brink

Executive Vice President
Marketing and Technology

ISS, Half Moon Bay, Jan 9, 2007

Immersion

EUV

Content

The demand for shrink continues

Litho roadmap

Litho integration

Litho cost

Summary

/ Slide 2

Resolution/half pitch “Shrink” [nm]

ASML

ISS, 2007

Shrink rates for Logic, DRAM, and NAND flash

Source: Various customers, dates determine production start/qualification

Year

10

12

200

100

80

60

40

Logic

11

07

09

08

04

06

05

01

03

02

00

NAND

DRAM

/ Slide 3

Shrink

Shrink speed is defined using “half pitch”

Half pitch is led by Flash with k factors below 0.30

DRAM is trailing Flash by about 10%

Logic and µP are trailing Flash by about 50%

Logic customers use “node” instead of “half pitch”

On average, the relation is 70% “half pitch” =  ”node”

/ Slide 4

IC characteristics & Lithography implications

NAND Flash

X-point storage
transistor

4 F2
1   4

1D
Dense

Resolution
Strong

0.27 ~ 0.29

DRAM

Transistor
+ Capacitor

6~8 F2
1

1D & 2D

Dense
Imaging & overlay

Moderate
0.29 ~ 0.31

Cell
layout

Logic / SRAM

6 Transistor (SRAM)

50~60 F2
1

2D
Random
OPC, DoF
Weak
0.36 ~ 0.38

Device:

Typical Cell Size:
Bits/cell
Critical Patterns:
Critical Pitch:
Shrink Challenge:
RET:
k 1 limit:

6 Transistor SRAM Cell

Typical
Device
Pattern

/ Slide 5

Shrink drives cost per function and market growth

Source: Gartner Dataquest, iSuppli, ASML

2000

2001

2002

2003

2004

2005

2006

2007

2008

2009

2010

  NAND cost, $ / GB

NAND size, GB

0.01

0.10

1.00

10.0

100

1,000

10,000

0

5,000

10,000

15,000

20,000

25,000

30,000

NAND Revenue, M$

Projected  cross-
over
HDD - NAND, GB

40-80 GB

1-2 GB

64-150 GB

1 GB

4 GB

8 GB

8-16 GB

Expected memory size sweet-spot:

/ Slide 6

Sources: ASML MCC, VLSI Research, iSuppli, SIA

NAND Flash fastest growing IC segment between
2006 and 2009 in terms of silicon exposure area

DRAM

LOGIC

NAND

NOR

ANALOG

MICRO

Other

0

10

20

30

40

50

60

0

5

10

15

20

25

30

CAGR Exposure Area 06-09 [%]

Segment size:

20 Bio. US$

/ Slide 7

CH
spacer
Gate
spacer
CH
bitline
pass transistor

SRAM Cell

ASML

ISS, 2007

Resolution, CD uniformity & overlay drive shrink

Layout 6 transistor SRAM Cell

Design Rule & Cell Area [μ m2]

CD

CD

Spacing

X-section
through Cell

Source: IMEC, TI

Node

Aggressive

Typical

Relaxed

130 nm

2.00

2.50

3.00

90 nm

1.00

1.25

1.50

65 nm

0.45

0.55

0.80

45 nm

0.20

0.27

0.34

32 nm

0.10

0.13

0.19

cell area 0.24 µm2
metal pitch 130nm
ArF immersion

CDU

& Overlay

CDU

& Overlay

/ Slide 8

Spacing [nm]
100
90
80
70
60
50
40
30
20
10
0
100
50
0
Overlay, 3σ [nm]
0
10
20
30
40
CD uniformity 3σ[nm]

ISS, 2007

Overlay and resolution (-control) key for device scaling

Modeled
equal 99.9%
yield plane

/ Slide 9

Content

The demand for shrink continues

Litho roadmap

Dry

Immersion

Double patterning

EUV

Litho integration

Litho cost

Summary

/ Slide 10

Roadmap scenarios
Resulting k 1 as function of resolution, wavelength and NA

k1 = (half pitch) * NA / wavelength

Most aggressive k1 in production today = 0.3,
physical limit single exposure  = 0.25

Practical limit double patterning = 0.2

/ Slide 11

100

65

45

32

22

16

11

year

2005

2007

2009

2011

2013

2015

   [nm]

NA

248

0.80

0.32

193

0.93

0.31

1.20

0.40

0.28

1.35

0.31

0.22

0.15

1.55

0.26

0.18

13.5

0.25

0.59

0.41

0.35

0.57

0.41

0.45

0.53

0.37

half pitch

First super high NA immersion system enables 45 nm

/ Slide 12

First super high NA immersion

system enables 45 nm

100

65

45

32

22

16

11

year

2005

2007

2009

2011

2013

2015

   [nm]

NA

248

0.80

0.32

193

0.93

0.31

1.20

0.40

0.28

1.35

0.31

0.22

0.15

1.55

0.26

0.18

13.5

0.25

0.59

0.41

0.35

0.57

0.41

0.45

0.53

0.37

half pitch

-300nm

NF

+300nm

+450nm

-500nm

-180nm

+180nm

950nm DoF

-240nm

NF

+120nm

+210nm

-300nm

-120nm

+60nm

500nm DoF

-150nm

NF

+150nm

+210nm

-210nm

-90nm

+90nm

400nm DoF

50nm       1.2NA,  =0.74/0.94, annular, XY polarization, k1 = 0.31

45nm       1.2NA,  =0.82/0.97, C-Quad-30, XY polarization, k1 = 0.28

42nm       1.2NA,  =0.89/0.98, Dipole X-35, Y polarization, k1 =0.261

@ 550mm/s Scan speed

Overview dense line 1700i imaging results

/ Slide 13

Via chain yield for 55-nm devices

NEC

Metal1-via-metal2; all wet-tool NA=0.93

Via chain number
100K
1M
100M
100.0%
96.7%
95.2%
0
20
40
60
80
100
Yield [%]

Immersion lithography does not degrade the yield of the device.

NEC

19

ASML

ISS, 2007

Immersion performance deficiency not impacting yield

Teruhiko Kodama, NEC, Symposium on
Immersion Technology, Kyoto, oct 06

/ Slide 14

Roadmap scenarios, the impact of immersion
Water-based 193 not sufficient for 32-nm half pitch

/ Slide 15

Max NA water-based 193 nm immersion

requires double patterning to get to 32 nm

100

65

45

32

22

16

11

year

2005

2007

2009

2011

2013

2015

   [nm]

NA

248

0.80

0.32

193

0.93

0.31

1.20

0.40

0.28

1.35

0.31

0.22

0.15

1.55

0.26

0.18

13.5

0.25

0.59

0.41

0.35

0.57

0.41

0.45

0.53

0.37

half pitch

Single Exposure (like EUV) Litho requirements

Real CD is smaller than target CD

Error caused by litho step

CD error during
litho process
steps will result
in smaller lines

Extra CD errors

are created
during etch step

Combined with
litho CD error to
a Final CD error

Target CDlitho

CD determined by 2
error components
litho and etch:

ΔCDlitho <  7% of CD

Overlay < 20% of CD

Target CD < 10% CD

/ Slide 16

Litho Double Patterning Litho requirements

Real CDlitho is smaller than target
CDlitho

Error caused by litho

Target CDlitho

CD determined by 8
error components; 2 x
litho, 2 x etch and
overlay:

ΔCDlitho <  3,5% of CD

Overlay < 7% of CD

Final CD < 10% CD

1st Photo CD
errors during
litho will result in
smaller/larger
lines

1st Etch+CD trim

Extra CD errors
could take place

2nd Photo

Overlay error
translates into

CD error
between lines

2nd etch+CD trim

2nd pattern with
CD errors from
2nd etch/trim and
overlay

/ Slide 17

Double line patterning; 32-nm half pitch Flash

MASK A

MASK B

Pitch = 64nm

Target
Min Pitch 64nm

k1 = 0.20

SPLIT + OPC

Poly patterning

Annular 0.8/0.5, X-Y polarized

XT:1700i, 193nm - 1.2NA

Co work ASML, Imec, Synopsys and Mentor Graphics

Hard mask

Poly

/ Slide 18

New software & algorithms required to split &
optimize OPC and stitching for Double Patterning

Memory

Logic

Original

layout

Pattern
 split

NAND Flash

DRAM

Restricted Logic

Random Logic

Increasing Difficulty

Challenges

Correct decomposition

OPC for decomposition

Model-based stitching
error compensation

/ Slide 19

Spacer Double Patterning Litho requirements

Real CD is smaller than target CD

Error caused by litho and etch trim
patterning steps

Sacrificial line
patterning:

A CD error
during litho and
etch process
steps will result
in smaller lines

Line CD error
propagates
during spacer
uniform
deposition and
etched back

Initial CD error

becomes a

pitch variation

on the final
pattern

Target CDlitho

CD determined by 11 error
components; litho, etch,
spacer deposition, trim and
final etch:

ΔCDlitho <  3 % of CD

Overlay < 20% of CD

Final CD < 10%CD

/ Slide 20

CD and overlay litho budget challenge

3-4

2

1

# process steps relative to
single exposure

2-3

2

1

# mask steps

20%

3%

Spacer
double
patterning

3,5%

7%

    CD

7%

20%

Overlay

Litho
double
patterning

Single
exposure

Litho exposure Equipment
parameter as percentage of CD

/ Slide 21

Resolution, half pitch [nm]
k1 = 0.28
k1 = 0.25
k1 = 0.18
k1 = 0.13
k1 = 0.30
k1 = 0.25
k1 = 0.20
k1 = 0.13
k1 = 0.38
k1 = 0.31
k1 = 0.25
k1 = 0.22
k1 = 0.18
0.85 0.90 0.95 1.00 1.05 1.10 1.15 1.20 1.25 1.30 1.35
0.85 0.90 0.95 1.00 1.05 1.10 1.15 1.20 1.25 1.30 1.35
0.85 0.90 0.95 1.00 1.05 1.10 1.15 1.20 1.25 1.30 1.35

ISS, 2007

Lithography Limits for ArF Single & Double Patterning

10

100

20

30

40

50

60

80

NAND Flash

Physical limit

Double Patterning limit

Double Exposure limit

Single Exposure limit

DRAM

Logic

NA

SE

DPT

SE

DPT

SE

DE

DPT

0.93

58

37

62

42

80

65

45

1.20

45

29

48

32

60

50

35

1.35

40

26

43

29

55

45

31

NAND

DRAM

Logic

ArF

/ Slide 22

32 nm half pitch with 193 immersion
extremely challenging

/ Slide 23

NA 1.55 requires  new liquid, new glass

and very low k1 to extend to 32nm

100

65

45

32

22

16

11

year

2005

2007

2009

2011

2013

2015

   [nm]

NA

248

0.80

0.32

193

0.93

0.31

1.20

0.40

0.28

1.35

0.31

0.22

0.15

1.55

0.26

0.18

13.5

0.25

0.59

0.41

0.35

0.57

0.41

0.45

0.53

0.37

half pitch

Magn Det WD Exp
400000x SE 5.4 2
50 nm
2051 20SEC

ISS, 2007

29-nm imaging on interference set-up

Version I Interferometer

85 nm ARC-29A, 50 nm PARIM850 resist

Imaging results with

Dupont IF169

beam
splitter

Fold
mirror

laser

Wafer

/ Slide 24

26
24
22
20
18
16
14
field size in mm
1.3
1.35
1.4
1.45
1.5
1.55
1.6
NA

ISS, 2007

Apertures, field sizes and refractive indices

Water

based

litho

Second gen
fluid

n=1.65

Quartz

lens material

n = 1.57

Second gen fluid

n=1.65

New

lens material

n>1.9

New fluid
n>1.8

New

lens material

n>1.9

New resist

N>1.8

7%

15%

4%

15%

/ Slide 25

Historic reduction stepper imaging  technology changes

3.3

29

34

39

48

62

91

109

Diffraction
limit [nm]

15

>2010

> 6

193 nm/HI

1031

>2010

>10

13 nm/ vacuum

44

2006

3

193 nm/water

23

-

Failed

157 nm/air

28

2002

7

193 nm/air

47

1995

9

248 nm/air

19

1989

3

365 nm/air

-

1980

-

436 nm/air

Incremental
Improvement %

Production
Insertion

Incubation
time [yr]

Technology

/ Slide 26

EUV the only high volume opportunity

100

65

45

32

22

16

11

year

2005

2007

2009

2011

2013

2015

[nm]

NA

248

0.80

0.32

193

0.93

0.31

1.20

1.35

0.15

1.55

0.26

0.18

13.5

0.25

0.59

0.41

0.35

0.57

0.41

0.45

0.53

0.37

half pitch

EUV required for 32 nm as cost reduction

for double patterning and more extendable

technology than non water immersion

/ Slide 27

Installation of EUV
in progress
(Dec. 2006)

Albany

Leuven

/ Slide 28

Full field, through focus  40 nm lines, 55 contacts

Resist: MET-2D, ~18 mJ/cm2

NA=0.25

= 0.5 (conventional illumination)

Field point

-10.6 mm

-6.36 mm

6.36 mm

10.6 mm

Focus

/ Slide 29

0.1

1

10

100

1000

2001

2003

2005

2007

2009

2011

Year

Planned performance

Source power progress has been increasing

supplier 2

supplier 1

supplier 3

supplier 4

180 W     100 W/hr @ 10 mJ/cm2

Actual data

Sn

Xe

Sn

Xe

/ Slide 30

/ Slide 31

Low k1
 challenge

half pitch

0.37

0.53

0.45

0.41

0.57

0.35

0.41

0.59

0.25

13.5

0.18

0.26

1.55

0.15

0.22

0.31

1.35

0.28

0.40

1.20

0.31

0.93

193

0.32

0.80

248

NA

   [nm]

2015

2013

2011

2009

2007

2005

year

11

16

22

32

45

65

100

Likely technology roadmap

Pitch relaxation or

Double patterning

Fluid/

material
challenge

Infrastructure challenge

opportunity

likely

Technology	Resolution	NA	Overlay
EUV 13 nm	32 nm	0.25	4nm
	40 nm	0.25	12nm
Double Patterning	< 30 nm	1.35	<4nm
	< 40 nm	0.93	4nm
Immersion 193 nm	< 40 nm	> 1.5	
	40 nm	1.35	6nm
	45 nm	1.20	7nm
	65 nm	0.93	12 nm
ArF	57 nm	0.93	6 nm
	65 nm		8 nm
	70 nm	0.85	8 nm
KrF 248 nm	90 nm	0.80	8 nm
	110 nm		12 nm
	130 nm	0.70	12 nm
i-Line 365 nm	220 nm	0.65	12nm
	350 nm		15nm

PPT
ADT
1.35 NA
XT:1450G
Hi n?
XT:1900Gi
XT:1700Fi
XT:1400Ei
XT:1450G
XT:1400E
XT:1400F
XT:1250D
XT:875F
XT:870F
XT:875G
XT:870G
AT:850D
XT:760F
XT:760G
AT:400D
XT:450F
XT:400F
XT:450G
XT:400G
Year:
2005
2006
2007
2008
2009
2010

ASML

ISS, 2007

ASML 300mm Product Roadmap

High Index decision point

193nm

/ Slide 32

Content

The demand for shrink continues

Litho roadmap

Litho integration

Litho cost

Summary

/ Slide 33

High k1 : Low Design to Wafer Integration

Design & Layout

Mask Shop

High k1 (>0.5) : Independent Design, Mask Manufacture & Wafer Processing

Wafer Fab

/ Slide 34

OPC & RET's: PSM,
Scatterbars, CPL, DDL
Verification
Source-
Mask
optimization
Application
Specific
tuning

ASML

ISS, 2007

Low k1 :  High Design to Wafer Integration

Low k1 (<0.4) : Integration of design, mask and Lithography processes

Litho aware design constrains

Design for

Manufacturing

DFM

Application
Specific

Manufacturing

Design space

Manufacturing space

/ Slide 35

ASML & Brion: Integrated manufacturing solution

Brion

Ultra fast verification & RET/OPC

LithoCruiser: Source & Mask Optimization

Scanner data &

optimization

ASML MaskTools

Reticle Enhancement Technologies

Chrome-less
Phase-shift
technology (CPL)

Scattering Bars
placement
technology

Production Litho
Verification

Production

RET/OPC

Process Window

Coverage

Tachyon
Platform

ASML TWINSCAN

Highest productivity
scanner

Source
definition

/ Slide 36

Extending Lithography is driving Integration of
Design, Mask, Process and Exposure

IC Design

RET
mask

193i

Process

flow

193 Immersion with hyper NA and low k1 capability

IC design for manufacturability, DFM

Source-mask optimization, Litho, RET&OPC

Process flow optimized for low contrast imaging, optimal CD
and stitching (overlay)

/ Slide 37

Content

The demand for shrink continues

Litho roadmap

Litho integration

Litho cost

Summary

/ Slide 38

Increased litho process complexity drives cost

Hard Mask Etch

Resist

Organic BARC

Hard Mask

Expose

Develop

Inorganic BARC

Metrology

Strip & Clean

Top Coat

KrF

ArF

ArF

ArFi

ArFi DPT

130nm

90nm

65nm

45nm

32nm

32nm

EUV

32nm

DPT = Double Patterning

Spacer DPT

/ Slide 39

A Process (Single Exposure)

Lithography

Lithography

B Process (Double Exposure)

Cycle time

  Cycle time

Higashiki, Tosiba, Santa Clara, SPIE march 06

Cycle time of multiple exposure strategies increases

/ Slide 40

Lithography System Price Evolution

1M

10M

100M

1985

1990

1995

2000

2005

2010

Year

i-line

300mm

200mm

150mm

KrF

ArF

ArFi

EUV

Wafer Size

Wavelength

Stepper

Platform

Step & Scan

Dual Stage

0.4

0.5

0.6

0.7

0.8

0.93

1.2

Aperture

€40M?

/ Slide 41

ATP Throughput [WPH]
[redacted]
[redacted]
[redacted]
[redacted]
[redacted]

ISS, 2007

ASML System Throughput Improvement

0

40

80

120

160

200

1985

1990

1995

2000

2005

2010

XT:1450G

g-line

i-line

KrF

ArF

Immersion

Wavelength

Year of Introduction

XT:1400Ei

XT:1700Fi

200mm
Stepper

Future DPT

requirement

150mm
Stepper

200mm
Scanner

TWINSCAN
300mm Scanner

XT:1900Gi

/ Slide 42

Litho cost per layer: estimates for 32nm

* Mask cost based on 5000 wafers / mask usage

0

20

40

60

80

100

193nm Spacer DPT

193nm Litho DPT

EUV

Fixed

Operating

Source

Chemical

CVD

Etch

Metrology

Other

Strip

Reticle

     Defect free mask
     / no pellicle

     Source power /
     resist sensitivity

     Pattern split

     Process
     complexity

     Overlay & CDU

     Pattern split

     Process

     complexity

     CDU control

Challenges

Further cost
reduction
opportunity?

/ Slide 43

XT:1400
65 nm

0.93 NA ArF

0.0

0.1

0.2

0.3

0.4

0.5

0.6

0.7

0.8

0.9

1.0

2000

2002

2004

2006

2008

2010

2012

Lithography cost affordability:
Cost per minimum Feature2 continuous shrink

32 nm

0.25 NA EUV

(60 WPH)

22 nm

0.25 NA EUV

(100 WPH)

XT:1700i
45 nm

1.2 NA ArFi

AT:850

130 nm

0.8 NA KrF

XT:1250
90 nm

0.85 NA ArF

Source: ASML

32 nm

ArFi DPT

32 nm

Spacer DPT

/ Slide 44

Content

The demand for shrink continues

Litho roadmap

Litho integration

Litho cost

Summary

/ Slide 45

Shrink rates for Logic, DRAM, and NAND flash
versus tool introduction at k1 0.27 and 0.40

Source: Various customers, dates determine production start/qualification

10

12

200

100

80

60

40

11

07

09

08

04

06

05

01

03

02

00

Year

ASML Product
Introduction

XT:1400

XT:1700i

AT:1200

AT:850

XT:1900i

k1=0.4

k1=0.27

Logic

DRAM

R&D

R&D

NAND

To enable
continued
shrink for
memory: EUV is
needed, Double
Patterning to
bridge gap until
EUV mature

Litho technology
will allow Logic
to shrink

XT:1450
Double
Patterning

/ Slide 46

Summary lithography roadmap

Water based immersion will capture the 40 nm half pitch
using 1.35 NA 193 nm lithography.

Non water based immersion needs new lens materials to
increase resolution capability significantly:

New fluid technology advantage for full field resolution limited by existing lens materials to 4%, not sufficient to give economic return to equipment supplier and its user.

New lens material technology still needs to mature, this  will push any product implementation beyond 2009.

EUV technology acceptance is significantly growing with
shipments of EUV Alpha Demo Tools and orders for pre-
production tools but is still below industry threshold.

Hence double patterning is the only option in the 2008-2009
time frame. ASML will support this with sufficient overlay
and productivity on their products in time.

/ Slide 47

Summary lithography integration and cost

Extension of 193 nm is requiring tighter CD and overlay,
yielding DPT split and processing. This will drive the
integration of design, mask, process and exposure, resulting in integrated DFM solutions as well as mask and application
specific manufacturing.

EUV becomes a cost, cycle time and performance
improvement opportunity due to more CD and overlay tolerant
single patterning process and single mask with low OPC
content. However the infrastructure needs to be developed.

EUV introduction will be driven by the need for shrink from
memory manufactures.

The required amount, performance and complexity of
lithography tools, resist, process and mask will go up in any scenario which should be positive for the integral litho
business (mask, exposure, process and optimization software
tools) however litho cost needs to be addressed by higher
productivity.

/ Slide 48

Commitment